September 19, 2008

ATLAS ENERGY RESOURCES, LLC

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Atlas Energy Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 6, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 5, 2008
File No. 001-33193

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 11, 2008 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 73

Impairment of Long-Lived Assets, page 76

1.
We note your response to prior comment 8, explaining how you have applied the guidance of EITF 00-1 in accounting for your investments in limited partnerships, clarifying that you have not accounted for your proportionate share of partnership DD&A or impairment charges. While we recognize that EITF 00-1 provides guidance on the presentation of activity associated with equity method investees under the proportionate consolidation method, we do not believe it changes how APB 18 is to be applied. The guidance of APB 18 appears to require you as the investor to account for your investments in the limited partnerships as follows:

•	Your share of each line item in the investees’ financial statements should be recognized in your financial statements.

Mr. H. Roger Schwall

•
Any basis differences between your acquisition costs and your share of the net assets of the limited partnerships should be allocated to the underlying assets (and liabilities) and amortized accordingly (or not amortized but tested for impairment if allocated to indefinite lived intangibles or goodwill at the investee level).

•	Your share of any intercompany gains and losses should be eliminated.

•
To the extent your net basis in an investment was lower than your share of the net assets of the equity investee, an adjustment to your share of any impairment charge that would otherwise be recognized may be necessary.

•	Any other-than-temporary declines in the value of your net investments after the above noted adjustments are made should be recognized.

Further, given that the partnerships are equity method investees, it remains unclear to us why you believe it is appropriate to recalculate reserve quantities using different assumptions, and to group your share of the investees’ properties with other interests you own in the same field for purposes of recalculating DD&A and assessing impairment. In part, your approach seems to imply that you would continue operating properties held by partnerships in periods after which the partnerships conclude that operations would cease, although you have not mentioned reversionary rights or arrangements of this sort. Based on the information you provided us to-date, it appears that the limited partnerships should calculate DD&A and evaluate impairment using SFAS 144 at the entity level; and that you should recognize your share of these costs in accordance with APB 18 when applying the proportionate consolidation method. Please advise us of any additional information that you believe would further clarify or support your position.

Response: The Registrant (or “the Company”) acknowledges your concurrence with its application of EITF 00-01, paragraph 2 on the presentation of its proportionate share of its investments in its oil and gas partnerships as it relates to the application of APB 18. The Registrant believes that it has met the intent of the guidance of APB 18 as it pertains to basis differences of its investors in partnership oil and gas properties and subsequent amortization thereof, including the calculation of DD&A and assessing impairment. The Registrant also believes that the mechanical application of APB 18 as it relates to proportionate consolidation for DD&A and impairment would result in a basis difference that does not reflect the underlying value of that investment to the Registrant as it relates solely to its investment in oil and gas properties. As such, the Registrant will address each bullet point item you specified above as it is applied to the Registrant’s accounting records and ultimately included in its consolidated financial statements.

Mr. H. Roger Schwall

•	Your share of each line item in the investees’ financial statements should be recognized in your financial statements.

Response: The Registrant includes its share of each line item in the investees’ financial statements related to receivables, oil and gas revenues, lease operating and general and administrative expenses in its consolidated financial statements. Upon consolidation, contract operating revenues and contract operating and administrative fee are eliminated from partnership wells in which it has an ownership interest.

•
Any basis differences between your acquisition costs and your share of the net assets of the limited partnerships should be allocated to the underlying assets (and liabilities) and amortized accordingly (or not amortized but tested for impairment if allocated to indefinite lived intangibles or goodwill at the investee level).

Response: Because the partnerships sharing arrangements related to capital costs require special allocations and include a profit margin to the GP, there are basis differences in the Registrant’s acquisition costs and its pro-rata share of the partnerships capital costs. These basis differences are allocated to the underlying oil and gas properties and amortized accordingly and tested for impairment. The Registrant’s calculation of its basis differences and depletion methodology are further explained in detail in the section titled: Calculation of Depletion, Reserve Information, and Evaluation of Impairment below. There are no other basis differences between the partnerships and the Registrant.

•	Your share of any intercompany gains and losses should be eliminated.

Response: The Registrant eliminates its share of intercompany revenues and gains from operating fees and administrative fees from partnership wells in which it has an interest.

•
To the extent your net basis in an investment was lower than your share of the net assets of the equity investee, an adjustment to your share of any impairment charge that would otherwise be recognized may be necessary.

Response: The Registrant computes its net basis in an investment partnership which is included in, and is a part of, its total net basis of oil and gas properties. Please refer to the section titled: Calculation of Depletion, Reserve Information, and Evaluation of Impairment for more information.

•	Any other-than-temporary declines in the value of your net investments after the above noted adjustments are made should be recognized.

Response: The Registrant evaluates its net investments for other-than-temporary declines in value in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. Please refer to the section titled: Calculation of Depletion, Reserve Information, and Evaluation of Impairment.

Mr. H. Roger Schwall

Further, given that the partnerships are equity method investees, it remains unclear to us why you believe it is appropriate to recalculate reserve quantities using different assumptions, and to group your share of the investees’ properties with other interests you own in the same field for purposes of recalculating DD&A and assessing impairment. In part, your approach seems to imply that you would continue operating properties held by partnerships in periods after which the partnerships conclude that operations would cease, although you have not mentioned reversionary rights or arrangements of this sort. Based on the information you provided us to-date, it appears that the limited partnerships should calculate DD&A and evaluate impairment using SFAS 144 at the entity level; and that you should recognize your share of these costs in accordance with APB 18 when applying the proportionate consolidation method. Please advise us of any additional information that you believe would further clarify or support your position.
Response: The Registrant believes it is critical to understand the nature of its business as it relates to its investment in limited partnerships in order to understand its application of current accounting literature in the calculation of its depletion and assessment of impairment. The Registrant has set forth general background information related to its business as well as additional details of its calculation of depletion and assessment for impairment in the following paragraphs to further clarify and support its position.

Throughout this response, references are made from the textbook Petroleum Accounting Principles, Procedures and Issues, 6th Ed. (“Petroleum Accounting”) which includes FASB Current Text Industry Standards, Oi5, Oil and Gas Producing Activities, January 10, 2006, which is a summary of the applicable accounting standards related to oil and gas producing activities. The applicable pages of Petroleum Accounting have been attached to this letter as Exhibit C.

Background

The Registrant’s business model is different than the typical E & P Company. The Company is a leading sponsor and manager of tax-advantaged direct investment natural gas and oil partnerships in the United States. The partnerships are structured as limited partnerships as a tax planning tool to provide the limited partners with tax deductions. For the general partner, they provide financing and revenue streams from drilling and operating the oil and gas assets, while also adding to its reserves. The Registrant’s partnership agreements include special allocations of capital costs, revenues and expenses, and also an allocation of an interest in specific assets of the partnership. The Registrant believes that its application of proportional consolidation of the partnership operations with its other oil and gas operations provides disclosure of the homogenous operations of the general partner, and therefore provides a more complete economic picture of the Registrant’s financial condition.

Mr. H. Roger Schwall

The accounting literature that addresses the specific nature of the Registrant’s business is very limited. Various accounting literature referred to herein has been used by the Registrant such that the accounting appropriately presents the economics of the transactions. The Registrant believes that it has accounted for its oil and gas properties, specifically its calculation of depletion expense and its assessment for impairment, correctly within the scope of accounting literature and published guidance. In doing so, the accounting treatment appropriately matches the economics of the transactions and ultimately the Registrant believes it has prepared its financial statements showing a fair and complete representation of its financial position and operations. In the following paragraphs, the Registrant will address its accounting treatment with regard to depletion, the preparation of its reserve report to its own economics and impairment testing.

Calculation of Depletion, Reserve Information, and Evaluation of Impairment
Calculation of Depletion. The Registrant calculates its depletion of oil and gas properties in accordance with SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies (“SFAS No. 19”). SFAS No. 19, paragraph 30, Amortization (Depletion) of Acquisition Costs of Proved Properties reproduced in Exhibit C in Petroleum Accounting, page 2-8 (Current text Oi5, para.121) to “Capitalized acquisition costs of proved properties shall be amortized (depleted) by the unit-of-production method so that each unit produced is assigned a pro rata portion of the unamortized acquisition costs. Under the unit-of-production method, amortization (depletion) may be computed either on a property-by-property basis or on the basis of some reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field.” The Registrant follows this method by grouping its oil and gas investments and properties, including its properties attributed to investments in limited partnerships, into cost centers on a field basis.

The Registrant applies the definition of cost center to define its fields in calculating its depletion, depreciation and amortization on its oil and gas properties. A cost center is defined in Exhibit C, Petroleum Accounting, page G-6 as “any geological, geographical, or legal unit by which costs and revenues are identified and accumulated. Examples are the lease, the field, and the country”. Therefore, the Registrant includes all costs incurred in each field as applicable to the minerals within that field and each individual type of capital cost (such as oil and gas assets purchased in an acquisition, shared in a joint venture, internally developed, or included in a partnership) conceptually loses its identity. Exhibit C, Petroleum Accounting, Chapter 13, page 225, Accounting for Oil, Gas and NGL Sales states “The amortization cost center for full cost accounting is on a countrywide basis; for successful efforts, it is the lease or reasonable aggregation of leases.” The Registrant applies the successful efforts accounting method and its cost centers have been defined on a field basis and include its aggregation of leases in accordance with the above guidance. It also includes those costs of property interests proportionately consolidated from investment partnerships, wells drilled solely by the Registrant, properties purchased and working interests with other outside operators.

Mr. H. Roger Schwall

Furthermore, Financial Reporting Release (“FRR”) Sec. 406.01c.v., Consolidated Financial Statements, ASR 258, states that “The rules specify that a registrant must apply its accounting method to the operations of its subsidiaries.” Rule 4-10(C)(3)(v) of S-X requires that amortization rates be determined on a consolidated basis even though this may result in a consolidated amortization provision that is not equal to the sum of the expenses for the individual members of the consolidated group. This same concept applies to the determination of the limitation on capitalized cost centers.” Additionally, Rule 4-10(C)(3)(v) specifies that amortization computations shall be made on a consolidated basis, including investees accounted for on a proportionate consolidated basis. Investees accounted for on the equity method shall be treated separately. Although the Registrant accounts for its oil and gas properties under the successful efforts method, and both FRR Sec. 406.01c.v. and Rule 4-10(C)(3)(v) pertain to the full cost method of accounting, the Company believes that the analogy exists that this guidance would be applicable to it in computing DD&A and assessing impairment on its oil and gas properties by grouping its interests into specific fields on a consolidated basis, including its oil and gas properties from its limited partnership investments.

Reserve Information. With regard to the Registrant’s separate reserve report, it should be noted that the same information related to quantities produced to the partnership and the Registrant’s interests is used to prepare both the partnership’s and the Registrant’s reserve reports in accordance with the definitions of Reg. S-X Rule 4-10 using each entity’s existing economic and operating conditions.

In addition, the Registrant has consistently followed SFAS 69, para, 14 (b) Disclosures about Oil and Gas Producing Activities, found in Exhibit C, Petroleum Accounting, page 2-19 Current text Oi5, para.164(b), in its preparation and disclosure regarding supplemental oil and gas information, which states “if the enterprise’s financial statements include investments that are proportionately consolidated, the enterprise’s reserve quantities shall include its proportionate share of the investees’ net oil and gas reserves”. Using these assumptions, the Registrant believes that the separate reserve reports prepared for the partnerships and the Registrant is consistent with the requirements of SFAS 69 and are correct and valid even though they lead to different results for calculating depletion and assessing impairment. The following information describes the details related to the assumptions used in preparing a separate reserve report which includes all of the registrant’s oil and gas interests. In addition, the Registrant has attached a chart (Exhibit A) which summarizes the special allocations and sharing arrangements associated with its partnerships as more fully described below:

The partnership reserve reports and accounting records include the following economics:

Mr. H. Roger Schwall

1. A cost basis for its wells that includes a profit margin, generally 15%.

2.  A contractual obligation to pay monthly operating and general and administrative fees with a profit margin to the General Partner (“GP”).

3. The recording of initial capital raised, net of syndication and offering costs.

4. Expenses related to general and administrative fees paid to third parties for the preparation of reserve reports, tax returns and audits.

5. A disproportionate share of salvage value upon plugging of the wells (generally 75% GP/25% LP) which could result in out-of-pocket costs to the limited partners.

In contrast, the Registrant’s reserve report and accounting records include the following economics:

1.  A cost basis for its wells that is at cost, without any profit margin.

2. The elimination of the Registrant’s share of the monthly operating and administrative fees charged to the partnership, which fees contribute to the wells becoming uneconomic to the partnership; therefore, the Registrant’s financial statements reflect the same lease operating expenses as its reserve report.

3. A credit for its contribution to the partnership and an additional carried interest in partnership revenues and expenses, generally of 7%.

4. Although no contractual obligation exists pertaining to reversionary interests, part of the Registrant’s past practices and current business model assumes that when the well becomes uneconomic to the partnership because of declining reserves and contractual operating and general and administrative fees charged at the partnership level, the Registrant could either assume or purchase the remaining partnership interest in the well in return for assuming the plugging liability. The Registrant believes that this assumption is valid as it does not need to complete any additional due diligence because all of the production data and the well operating infrastructure has been established, making it an attractive asset for the Registrant to own. Even though the GP would own the remaining interest in the well at the time it became uneconomic to the partnership, in its reserve report the well interests have not been converted to a 100% working interest. The Registrant believes this presents a conservative estimate of its reserve quantities and values.

5. A disproportionate share of salvage value upon plugging of the wells (generally 75% GP/25% LP), resulting in a reduction of its depletion expense.

Mr. H. Roger Schwall

Evaluation of Impairment. With regard to impairment testing, the Registrant applies SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, (“SFAS No. 144”) in evaluating its oil and gas properties for impairment. SFAS No. 144, para 17 states: “Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence.” Accordingly, the Registrant applies its definition of cost center in grouping its oil and gas properties for depletion purposes and in testing for impairment, including those properties from its investments in the limited partnerships.

In addition, page 303 of Petroleum Accounting (Exhibit C) states that proved, probable and possible reserves should be considered in estimating expected future cash flows. This would presumably mean one would group these reserves in each appropriate cost center along with its proved reserves.

Additional Supporting Accounting Literature
The Registrant believes that it is industry practice for entities that sponsor limited partnerships to prepare reserves to their own economics and that this method follows applicable accounting pronouncements for oil and gas producing entities. This practice results in a calculation of depletion and impairment at the cost center level which includes consolidated capitalized costs. Through inquiries with other public entities, the Registrant has determined that at least four out of five of the largest public accounting firms have affirmed this method of accounting. While there are only a few public companies that currently sponsor limited partnerships, those that the Registrant is aware of are also using this method of accounting.

The Registrant is supplementally providing the applicable accounting literature cited in our response from Petroleum Accounting, Principles, Procedures, & Issues, 6th Ed. (“Petroleum Accounting”) (Exhibit C) with its response to support its accounting treatment of its investment in limited partnerships. In addition, the following publication provides further guidance and additional information to support its position.

• Exhibit B. An article written by Ernst & Whinney, which is included in Oil & Gas Limited Partnerships, Accounting, Reporting, & Taxation, written by Kenneth M. Burke & Francis l. Durand published in 1984. (“E&W article”) This article discusses the diversity in accounting practice pertaining to the accounting for the general partner’s interest in a limited partnership in the oil and gas industry.

The article states that an AICPA Staff Interpretation to APB 18 acknowledges proportional consolidation as industry practice, and that the AICPA’s Accounting Standards Executive Committee “has approved a broad definition of joint venture that includes limited partnerships. And in reality, an unincorporated joint venture is a type of partnership”. The Registrant believes that established industry practice supports treating its investments as joint ventures and such treatment appropriately reflects the substance of the economic realities. The E & W article also notes that the operations of the limited partnerships often parallel other oil and gas operations conducted by the general partner. This is the case for the Registrant.

Mr. H. Roger Schwall

Article 4.04(a)(3)(g) of the partnership agreement which supports the right of the GP to remove its interest from the partnership, which would lead one to treat the well as a joint venture interest reads as follows:

Right of Managing General Partner to Hypothecate Its Interests. The Managing General Partner shall have the authority without the consent of the Participants and without affecting the allocation of costs and revenues received or incurred under this Agreement, to hypothecate, pledge, or otherwise encumber, on any terms it chooses for its own general purposes, either:

(i) its Partnership interest; or

(ii) an undivided interest in the assets of the Partnership equal to or less than its respective interest as Managing General Partner in the revenues of the Partnership.

All repayments of these borrowings and costs, interest or other charges related to the borrowings shall be borne and paid separately by the Managing General Partner. In no event shall the repayments, costs, interest, or other charges related to the borrowing be charged to the account of the Participants.

Upon exercise of this provision, the Registrant would convert its partnership interest into a working interest, or an undivided interest. Thus, an undivided interest in the assets of a partnership as described in the above partnership agreement, is essentially the same as a joint venture interest and would lead the investor to account for its interest in the wells the same as and along with its other investments in oil and gas properties; at cost, grouped by cost center.

The Registrant believes that in essence, its partnership operations should be treated no differently than its other oil and gas operations, and believes the E & W article supports this position. For this reason, the Registrant believes that it is appropriate to include its share of the oil and gas properties of the partnerships when grouping its oil and gas interests in its cost centers and calculate depletion and assess impairment at that level. The Registrant is not aware of any accounting literature that requires that partnership or joint venture interests be in separate cost centers for depletion purposes, or that the legal structure in any way should affect the determination of an entity’s cost centers. Accordingly, any basis difference between the Registrant’s costs and its share of the net assets of the partnerships is amortized in its depletion calculation.

•	Exhibit C Petroleum Accounting, Principles, Procedures, & Issues, 6th Ed. (“Petroleum Accounting”).

1. Chapter 13, page 225, Accounting for Oil, Gas, and NGL Sales

2. Chapter 18, page 303, Accounting for Impairment or Disposal of Long - Lived Assets

Mr. H. Roger Schwall

3. Chapter 24, pages 414-417, Accounting for Partnership Interests,

4. Appendix 2; pages 2-8 to 2-10, para. .121 to 126, pages 2-13 to 2-14, para. .138(b) through para. .138(f) and page 2-19, para. .164 Financial Accounting Standards Board (“FASB”) Current Text Industry Standards, Oi5, Oil and Gas Producing Activities, January 10, 2006, and

5. Glossary, page G-6, Cost Center definition.

 Chapter 24, pages 414-417, provides accounting information on the structure and sharing arrangements very similar to the Registrant’s oil and gas partnerships. Page 415, para. 4 states that “limited partnerships may be viewed as a pooling of capital, the general partner and limited partners should follow the general guidelines of Oi5.138(b) through Oi5.138(f) which require each party to account for costs incurred according to their nature.” The Registrant includes all development costs in its specific cost center, whether it acquired the asset through its own development, joint venture, acquisition or investment in a limited partnership which is proportionately consolidated.

Based on the analysis provided herein, the Registrant believes that it has correctly accounted for its investments in its partnerships based on current accounting standards and industry practice. The Registrant believes the E&W article and the references in the Petroleum Accounting book support grouping all the Registrant’s oil and gas properties by cost center, regardless of legal structure and assessing impairment at that same level. The Registrant believes it is common industry practice to prepare a consolidated reserve report to the Registrant’s own economics. In addition, the operating expenses used in preparing the reserve report agree with the presentation in the Registrant’s financial statements. The Registrant respectfully requests a conference call at your earliest convenience to discuss this response letter respectfully submitted. If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief Accounting Officer, at (330) 896-8510 ext. 201 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas Energy Resources, LLC

By:	/s/ Nancy J. McGurk
Nancy J. McGurk
SVP and Chief Accounting Officer

Exhibit A

Sample Allocation of Costs and Expenses for financial reporting and reserve preparation
	Partnership Accounting Records and	Registrant Accounting Records and
	Reserve Report	Reserve Report
Type of expenditure
Intangible well costs	Cost + 15% mark-up	None, paid 100% by limited partners

Tangible well costs	Cost + 15% mark-up	At Cost - approximately 75% paid by GP

Leasehold costs	At Cost	At Cost

Syndication and offering costs	Cost is netted with capital contributions in first year	Cost is capitalized and subsequently depleted within cost center

Contractual obligation to pay monthly operating and monthly general & administrative fees	Includes a profit margin paid to the GP (Registrant)	Profit is eliminated with GP share of operating and general & administrative fees

Reserve report preparation, tax preparation, and audit fees related to the partnerships	Included as expense on reserve report	Excluded as expense on reserve report

7% Carried interest	Subtracted from LP ownership interest and added to GP for no additional cost	Added to GP ownership interest from LP interest for no cost

Salvage value	Approx. 75% allocable to GP, 25% to LP	Approx. 75% allocable to GP%, 25% to LP

Production revenues and operating expenses	Working interest, net to the partnership	Working interest, net to the Registrant based on contribution plus 7% carried interest

Exhibit B

Accounting For the General Partner's Investment In A Limited Partnership

Kenneth Burke
Partner
Ernst & Whinney, Cleveland

The oil and gas industry has become accustomed to diversity in accounting practice. Accounting for producing activities, for income taxes, and for investments in limited partnerships are examples of such diversity that come quickly to mind. Although much has been written on the first two topics, the literature on accounting by drilling fund sponsors for investments in partnerships is rather lean. This article focuses on current accounting methods for these investments, on their theoretical bases, and on the results of a survey of the various accounting methods in use today.

METHODS OF ACCOUNTING USED BY GENERAL PARTNER

An analysis of existing practice reveals that primarily two different accounting methods are being used. One is the proportional consolidation, or pro rata, method under which an investor records its proportionate interest in the various assets, liabilities, revenues, and expenses of its investee partnership. The other is the equity method under which the investor reports none of the individual revenues or expenses of investees but instead reports as income from the partnership a single amount representing the investor's share of that partnership's income. Similarly, under the equity method, the investor's original investment in the partnership interest, plus or minus the investor's share of change in partnership equity capital, is shown as an investment. Hybrids of these two basic methods can also be found. The most common hybrid method uses equity accounting in the balance sheet and proportional consolidation in the income statment.

The differences in these three methods are illustrated in the following simplified example.

Assume ABC Oil & Gas Company (ABC) is the general partner of XYZ limited partnership (XYZ), contributes $450,000 (10 percent) of XYZ's capital, and receives a 10 percent interest in its net income. Both ABC and XYZ use the full-cost method of accounting. The financial statements for XYZ for its first period of operation were as follows:

Reprinted from *Journal of Extractive Industries Accounting*, Vol.2, No. 1, Spring 1983, pp. 7-13. Used by permission. For subscription information write to Publications Center, Professional Development Institute, P.O. Box [illegible]

Partnership XYZ Balance Sheet

		(In thousands)
Assets		
Cash		$ 100
Oil & gas properties:		
Non-producing properties	$ 150	
Producing properties	4,350	
	$4,500	
Accumulated DD&A	(50)	4,450
Organization costs, net of amortization		80
		$4,630
Liabilities and Partnership Capital		
Trade payables		$ 90
Partners' capital:		
General	$ 454	
Limited	4,086	
		4,540
		$4,630

Partnership XYZ Income Statement

Gas sales		$ 130
Production expenses	$ 10	
DD&A	50	
General and administrative	10	
Amortization of organization costs	20	
		(90)
Net Income		$ 40

The financial statement of ABC would include the following amounts related to its investment in XYZ for each of the above described accounting methods:

General Partner's Investment A-99

	Proportional Consolidation	(In thousands) Equity Method	Hybrid Method
Balance Sheet			
Assets:			
Cash	$(440)	$(450)	$(450)
Non-producing properties	15		
Producing properties	435		
Accumulated DD&A (A)	(5)		
Organization costs	8		
Investment in XYZ partnership	N/A	454	454
	$ 13	$ 4	$ 4
Liabilities:			
Trade Payables	$ 9	$ -	$ -
Stockholders' equity (B)	454	454	454
	$ 13	$ 4	$ 4
Income Statement			
Gas Sales	$ 13	$ N/A	$ 13
Expenses:			
Production expenses	(1)		(1)
DD&A (A)	(5)		(5)
General and administrative	(3)		(3)
	(9)		(9)
Equity in income of XYZ partnership	N/A	4	N/A
Net Income Before Income Taxes (B)	$ 4	$ 4	$ 4

(A) To simplify the illustration, the DD&A rate is assumed to be the same for both ABC and XYZ.

(B) Since elements affecting taxable income and income tax credits of a partnership pass directly to its partners, ABC would reflect such elements in its overall provision for income taxes. In this example, the equity interest in partnership operations is recorded without separately reflecting the related income tax effect.

ral Partner's Investment

...ODS

This simplified example demonstrates the general differences among these accounting methods. For a better understanding, we can review some of the current literature on their theoretical bases.

Equity Basis

Accounting Principles Board Opinion 18 (APBO 18), issued in 1971, is the basis for contemporary equity accounting rules. Although APBO 18 addresses investments in common stock, an AICPA Staff Interpretation to APBO 18 states that many of its provisions are appropriate in accounting for investments in partnerships.

Basically, the APBO 18 equity method is appropriate when the investor has "the ability to exercise significant influence over operating and financial policies of an investee" without the degree of ownership to warrant consolidation. Consolidation is appropriate where one owner has a controlling financial interest, usually when stock ownership exceeds 50 percent. So APBO 18 states that equity accounting is presumed appropriate when investee ownership ranges between 20 percent and 50 percent, barring other factors which rule out significant influence. These percentage guidelines are intended to provide *objective* criteria for evaluating the significant influence issue.

In the case of oil and gas limited partnerships, there is little question that the general partner exercises significant influence over the partnership, irrespective of degree of ownership. By definition, the general partner(s) manages the business affairs and controls the policies of its limited partnerships. On the other hand, the general partner is restricted to some extent by the terms of the partnership agreement and must act in a prescribed manner on behalf of its limited partners. And the general partner would not normally have sufficient ownership to warrant full consolidation. Equity accounting under such circumstances appears justifiable, even though ownership may be below the APBO 18 threshold.

General Partner's Investment A-101

An AICPA Staff Interpretation to APBO 18 provides further guidance in applying the equity method to partnership investments, suggesting that the investment should be shown on the balance sheet as a single amount. Similarly, partnership profits and losses attributable to the general partner would be reported as a single net amount in the income statement, after elimination of intercompany profits and losses. And because partnership income is taxed directly to the partners, the general partner should recognize tax liabilities related to partnership activities in accordance with APB Opinion 11, "Accounting for Income Taxes."

Proportional Consolidation

With this support for the equity method of accounting for partnership investments, one may wonder why there are alternative accounting methods—in particular proportional consolidation. The answer can be traced to procedures used to account for joint venture investments, which are the traditional means of conducting business in the oil and gas industry.

In the typical oil and gas joint venture, each working interest owner holds an undivided interest in the venture's properties and business activities. Property is generally not owned in the venture's name. Proportional consolidation is the established industry practice of producers in accounting for their joint venture investments. In fact, the AICPA Staff Interpretation previously referred to acknowledges proportional consolidation as industry practice. Although there is a legal distinction between an unincorporated oil and gas joint venture and a limited partnership, the AICPA's Accounting Standards Executive Committee (AcSEC) has approved a broad definition of joint venture that includes limited partnerships.[1] And in reality, an unincorporated joint venture *is* a type of partnership. Thus, some partnership sponsors look to this broader concept and rely on the the substance of the economic realities and established industry practice to justify their use of proportional consolidation.

Hybrid Method

The hybrid method, or the method based in part on equity accounting and in part on proportional consolidation, seems to develop its support from differences that can be found in the structure of limited partnership arrangements. It is not uncommon for the funding of partnership capital to be based on a special allocation, which, although it involves primarily income tax considerations, may also involve allocation of the interest in specific assets. For example, the

A-102 General Partner's Investment

general partner may fund only the tangible completion costs and costs associated with successful leaseholds but be entitled to a specified interest in the production revenues and bear a stated portion of operating and other partnership expenses. Thus, this general partner would not have an identifiable interest in all of the balance sheet items of the partnership, but only in its operating accounts. Hence, equity accounting for the balance sheet and proportional consolidation for the income statement has some practical appeal. But as practical as this and other hybrid approaches may be, AcSEC has unanimously approved a recommendation that the same method of accounting for joint venture investments should be used in both the balance sheet and income statement.[2]

SURVEY OF PRACTICE

Which method of accounting is favored in current practice? A survey of annual reports of 100 companies that sponsor oil and gas limited partnerships revealed the following:

	Proportional Consolidation	Equity	Hybird	Total
Full cost	58	3	5	66
Successful efforts	18	8	8*	34
	76	11	13	100

* One company used the cost method of accounting for its investment.

These results suggest that proportional consolidation is the predominant method, especially among full cost companies. Why? Perhaps it is because, given the circumstances under which most oil and gas limited partnerships are sponsored and operated, proportional consolidation provides more useful information than the equity method. In fact, the limited partnership arrangement is simply another type of risk sharing arrangement, similar to the traditional joint venture.

For instance, a general partner has joint and several liability for the obligations of its limited partnerships, similar to the liability position which may be shared by joint venture participants. As demonstrated in the earlier illustration, proportional consolidation reflects more clearly than does equity accounting a general partner's interest in the liabilities of the partnership. Also, the operations of the limited partnership often parallel other oil and gas operations conducted by the general partner. Thus, proportional consolidation of the partnership operations provides more detailed disclosure of the homogenous operations of the general partner.

General Partner's Investment A-103

In a 1978 *Journal of Accountancy* article,[3] Messrs. Richard Dieter and Arthur Wyatt proposed another hybrid of proportional consolidation. First, they agreed that the ". . . proportionate consolidation method is particularly appropriate for investments that involve undivided interests and those in which the investor has effective operating control of the venture operations . . . ." But they suggested that the "expanded equity method" be used instead in situations where there is joint control over the assets of the venture. The expanded equity method differs from proportional consolidation principally in the balance sheet presentation. An investor's proportional interest in current and noncurrent assets and liabilities would be presented as separate categories that clearly designate such items as applicable to a joint venture. But the fact remains, that joint control seldom exists in an oil and gas limited partnership.

CONCLUSION

The FASB recently began a project to readdress the conceptual bases of consolidation and the equity method. This is a major undertaking, not expected to be completed for several years. In the meantime, oil and gas producers appear to have formed a consensus on accounting for their investments in limited partnerships in predominantly adopting proportional consolidation. The oil and gas industry must now await a FASB decision to learn if it has made the correct choice.

REFERENCES

[1] Joint Venture Accounting (New York: American Institute of Certified Public Accountants, Accounting Standards Executive Committee Task Force on Joint Venture Accounting, July 1979), par. 51.

[2] Ibid., par. 52(e)

[3] Richard Dieter and Arthur Wyatt, "The Expanded Equity Method - An Alternative in Accounting for Investments in Joint Ventures," *The Journal of Accountancy* (June, 1978), pp. 89-94.

Exhibit C

225 Accounting for Oil, Gas, and NGL Sales Chapter 13

recorded revenue. Generally, the revenue accounting center is by well, but it may also be by field, lease, prospect, or other defined aggregation of activity for grouping volume, cost, and revenue information. Whichever method is chosen, a distinct accounting center reference, such as a combined alpha and numeric code, is assigned. The centers are needed to set up receivables, record production, make proper distribution of proceeds to the working interest and royalty interest owners, record accruals, and calculate taxes.

In many E&P companies, the revenue accounting center is not determined solely by the accounting department, but rather is selected by considering the needs of the whole organization. Revenue centers may be used as areas of responsibility in production, land, and marketing activities, as well as in the accounting department. Hence, centers are commonly referred to as accounting cost centers, even within revenue accounting functions. The amortization cost center for full cost accounting is on a countrywide basis; for successful efforts, it is the lease or reasonable aggregation of leases. However, the accounting cost center often needs to be figured on a well-by-well basis for purposes of management oversight or by lease for income tax reporting.[4]

PRODUCTION TAXES

Most states levy one or more types of tax on oil and gas produced in the state. Production taxes, also called severance taxes, are computed on the basis of volumes and/or values of oil, condensate, gas, NGL, and sulfur produced and sold or consumed. Taxes are usually levied at the time and place that minerals are severed from the producing reservoir.

Another tax imposed by some states is a conservation tax used to fund energy conservation, oversight, and research programs.

Many Indian tribes assess a production tax, which is usually credited against amounts otherwise due the state in which the well is located. Each tribe and state varies as to the assessment method and rates.

Revenue accountants must be familiar with the current tax laws of the states where producing properties are located. Governmental regulations mandating different types of taxes and rates are subject to constant change. The Council of Petroleum Accountants Societies (COPAS) *Oil and Gas Severance Tax Guide*, the Commerce Clearing House, Inc. *State Tax Reporter*, and other sources provide periodic updated information on current taxes related to oil, gas, and NGL production and sales. The Society of Petroleum Evaluation Engineers website at www.spee.org provides information by state to assist petroleum engineers in economic modeling and reserve estimation.

Calculation of Production Taxes. As stated above, the basis for determining the amount of tax due is the value or the volume of the oil or gas produced and sold during a predetermined period of time. The accountant should be aware of whether the taxing entity bases the tax rates on production from the property or sales. It is also important to be aware of whether the purchaser or the producer is responsible for payment and remittance of the appropriate tax.

State laws specify the tax rate and basis of assessment of the particular product. A common tax method specifies a fixed percentage to be applied to the total gross value of the product sold in a month. Other states base their tax on the volume of petroleum sold. A few states combine the two bases of value and volume in assessing taxes due. In this case, either volume or value is used—whichever generates greater revenue to the state. Several special provisions currently being used by taxing entities are listed below:

Purchasers do not typically seek production from a given well; instead, they contract to obtain a specific quantity of hydrocarbons. Thus, the terms and arrangements to sell a well's production depend on the quantity and quality of all wells within the sales contract coverage area.

Wells within a given field generally share common production facilities. Cost sharing is an indicator that cash flows from a given well or lease are not largely independent.

In addition, well operations typically succumb to, and are directly impacted by, operational and regulatory constraints of the field.

Grouping certain proved fields, or grouping proved fields with downstream activities, may be appropriate in assessing impairment if the cash flows of these operations are directly dependent upon each other. However, such groupings are the exception, not the norm.

DETERMINING EXPECTED FUTURE CASH FLOWS

FAS 144, paragraph 16 (I08.151), defines expected future cash flows as "the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group). Those estimates shall exclude interest charges that will be recognized as an expense when incurred." FAS 144, paragraph 17 (I08.152) states:

> Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity's own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes.

A proper determination of expected future cash flows considers the following:

Reserves. Proved, probable, and possible reserves should be considered (and appropriately risk-reduced) in estimating expected future cash flows. Paragraph 17 of FAS 144 (I08.152) calls for considering the likelihood of possible outcomes, which allows companies to consider probable and possible reserves. However, the likelihood of possible reserves may be so remote the incremental effect on expected future cash flow is nominal.

As explained earlier, probable reserves are defined by the SPE and WPC as:

1. Unproved reserves more likely than not to be recoverable,
2. Where there is at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of estimated probable and proved reserves, and
3. Where expected future production is the sum of proved and probable reserves.

Chapter 24 Accounting for Partnership Interests 414

LIMITED PARTNERSHIPS

A **limited partnership** differs from a general partnership in that it consists of one or more general partners and at least one or more limited partners who have no right to participate in management or incur obligations on behalf of the partnership. In the last three decades, and especially in the 1970s and 1980s, thousands of limited partnerships were formed to finance oil and gas activities. Almost all of them utilized a single oil and gas operator serving as the sponsor and general partner. Individual investors accepted the role of limited partners.

These partnerships have been categorized as drilling funds, income funds, or hybrid versions. Drilling funds acquire mineral rights, explore, and drill on unproved properties, whereas income funds (also called production funds) are formed to acquire, fully develop, and operate proved producing properties.

ACCOUNTING AND REPORTING AT THE PARTNERSHIP LEVEL

In creating partnerships, certain organizational costs are incurred. Limited partnerships have significant fees related to legal services (e.g., attorneys' fees for drawing up and filing articles of partnership, filing fees and other state charges) and the work of promoters and organizers. If borne by the partnership, these costs should be expensed according to SOP 98-5, *Reporting on the Costs of Start-Up Activities*, just as they are for general partnerships.

Limited partnerships typically pay syndication fees, which are primarily broker commissions for selling limited partnership interests. Broker commissions are customarily paid from the proceeds of the limited partners' contributions; they range from five to 10 percent of the subscription price of the limited partnership interests. Syndication fees also include the cost of prospectuses or private placement memoranda, unless they are paid by the general partner. These up-front costs are treated as offsets against the partners' capital accounts in the same way corporations treat the costs of issuing capital stock. A few partnerships and general partners charge such costs to expense at the time they are incurred.

The general partner (or its affiliate) is reimbursed for costs incurred and also charges a fee for management services. Acquisition, exploration, and development are recorded based on the accounting method chosen. Fees and costs related to production are charged to current expense. Management fees may be paid in advance by a partnership. Such prepaid costs can be deferred and charged to asset accounts or expensed as the related services are performed by the general partner.

Limited partnership interests are sold in units of a specified amount. A limited partner either pays for an interest up-front, or may be obligated to make capital commitments for the life of the enterprise. In the latter case, the managing partner can make calls for capital contributions up to the total capital commitment amount, which usually involves large sums in the first year or two to fund acquisition, exploration, and development activities.

Limited partnerships, like general partnerships, may adopt either the full cost or successful efforts method of accounting; many use the income tax basis of reporting to partners because this is a concern of limited partners. In addition, partnerships may come under the jurisdiction of the SEC. Discussion of the legal requirements for exemption from SEC registration are outside the scope of this book.

REPORTING THE PARTNERSHIP INVESTMENT

As previously mentioned, general partners in limited partnerships use one of the three methods for reporting partnership investment: risk and rewards under FIN 46R, equity/voting

415 Accounting for Partnership Interests Chapter 24

interest, or proportionate consolidation. If the general partner controls the partnership (and limited partners do not have significant control), then full consolidation is required under the voting interest consolidation method. In evaluating the methods of accounting for the partnership, the guidance under FIN 46R should be applied first. If FIN 46R is not applicable and the entity is not a VIE, then the company needs to evaluate the voting interest method.

For several reasons, proportionate consolidations of interests in limited partnerships are more complicated than those for general partnerships. The sponsoring general partner may also own a limited partnership interest; this can make it more difficult to compute the general partner's total share of each item. Interests of the general partner and limited partners will be different for certain cost and revenue items, primarily because of federal income tax considerations.

Limited partners are often given special tax allocations to encourage them to invest. It is customary for limited partners to provide funds for intangible drilling and development costs, which are deductible for tax purposes when incurred. Conversely, general partners provide funds for capital outlays such as leasehold costs, seismic costs, and equipment costs. Revenues may be allocated in one proportion until payout, then on a different ratio thereafter. In many arrangements, relative interests may change depending on whether partners opt to participate in further assessments. Limited partners are required to pay in full for their limited partnership interests at the time the interests are acquired, but cash contributions of the general partner are often made only as such costs are incurred. Sometimes, the general partner is required to make minimum contributions by a specified date. As a result, it can be difficult to compute the portion of each asset and liability that should be assigned to each party in a proportionate consolidation.

Since a limited partnership may be viewed as a pooling of capital, the general partner and limited partners should follow the general guidelines of Oi5.138 (b) through Oi5.138 (f), which require each party to account for costs incurred according to their nature. Under full cost, all costs incurred for exploration and development are capitalized, whereas under successful efforts, only successful exploratory drilling and all development costs are capitalized.

The managing general partner prepares all financial reports for the partnership. If GAAP is followed, it is customary for partnership reports to be prepared on the same basis as the general partner. As noted, many limited partnership statements are prepared solely on a tax basis if the partnership interests are not publicly-traded. Books should be kept in sufficient detail to allow easy translation to both GAAP and tax bases.

The schedule that follows is typical of provisions for allocating revenues and costs between limited and general partners, although some schedules are much more complex.

	Percent Provided By:	
	Ltd. Partner	Gen. Partner
Organization costs	0	100%
Initial management fee (5% of subscriptions)	100%	0
Leasehold acquisitions	0	100%
Initial wells:		
Drilling and other noncapital costs, (tax*) including	99%	1%
Capital costs (tax)	0	100%
Subsequent wells abandoned within 60 days of		
Noncapital costs (tax)	99%	1%
Capital costs (tax)	0%	100%
Subsequent wells abandoned more than 60 days from		
Noncapital costs (tax)	50%	50%
Capital costs (tax)	50%	50%
Delay rentals	99%	1%
Operating expenses	50%	50%
Production proceeds	50%	50%

* Income tax allocation item

Chapter 24 Accounting for Partnership Interests 416

The consolidation guidance contained in SOP 78-9 should be applied to all partnerships regardless of their activities. Generally, if limited partners have important rights such as those specifically indicated in SOP 78-9 (including the right to review the general partner), the general partner is precluded from consolidating. If the only rights the limited partners have are liquidation or redemption rights, those rights in and of themselves would normally not preclude consolidation by a general partner. If the limited partners have the right to remove the general partner (i.e. that is they have kick-out rights), and no other important rights, those kick-out rights are important rights unless they are non-substantive. A kick-out right as contemplated by FIN 46R would be considered substantive.

In the past, companies may have concluded the right of the limited partners to remove the general partner with a voting level of other than a simple majority (e.g., 66.7 percent) is substantive and, thus, did not require the general partner to consolidate the limited partnership. With respect to modification of the existing partnership agreements, if the partnership agreement for those partnerships are substantively changed for reasons other than the level of vote required to replace the general partner, the level of vote also should be changed to conform with the criteria in paragraph B20 of FIN 46R.

EITF Issue No. 04-5, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights*, addresses whether rights held by limited partners preclude consolidation by the general partner in circumstances in which a sole general partner would otherwise consolidate a limited partnership absent existence of the rights held by the limited partners. This issue had previously been discussed by the Task Force in EITF 98-6, *Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Approval or Veto Rights*. A project to reconsider EITF 98-6 was dropped from the task force's agenda due primarily to the work AcSEC had undertaken at the time to revise the guidance in SOP 78-9. The task force agreed it was appropriate to re-address this issue and believed the model developed in EITF 98-6 was an appropriate starting point.

The model involves a two step analysis to determine if the presumption of consolidation by the general partner would be overcome. Step 1 would determine whether the limited partners have the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the sole general partner without cause. If yes, the presumption of control is overcome and the general partner would not consolidate the partnership. If the limited partners do not have that ability, under step 2, a decision is made as to whether the limited partners have substantive participating rights. If they do, then the presumption of control is overcome and the general partner would not consolidate the partnership. If they do not, control is presumed and the general partner consolidates.

As a result of EITF 04-5, many general partners in master limited partnerships (discussed later in this chapter) began consolidating the public limited partnership effective January 1, 2006. Each circumstance encountered by a petroleum accountant will need to be evaluated based on the specific facts and circumstances.

TRANSACTIONS BETWEEN THE PARTNER AND THE PARTNERSHIP

In both general and limited partnerships, transactions with the general partner can create difficult accounting issues. This is especially true in limited partnerships. Several transactions are examined in this section including the sale or transfer of properties to the partnership by the partner (or conveyances); management and service fees; and general and administrative reimbursements.

417 Accounting for Partnership Interests Chapter 24

The appropriate accounting treatment of revenue received and costs incurred by the partner in such activities depends on whether the partner uses the full cost or successful efforts method of accounting.

CONVEYANCE OF MINERAL INTEREST TO THE PARTNERSHIP

The general partner may contribute unproved properties to the partnership in return for a partnership interest. Frequently, the general partner will sell to the partnership, for cash or other consideration, all or part of the interest in unproved properties for exploration and drilling. The accounting treatment for such conveyances when using the full cost method is quite specific.

General Rules for Conveyances under the Full Cost Method. Under the full cost method, an oil or gas operator is deemed to be in *one line of business* (oil and gas exploration and production) for all transactions involving properties in which the operator has an interest. Other activities related to such properties (e.g., lease brokerage, lease promotion, and management) are viewed as merely a part of the basic exploration and production function. Under the full cost theory, all costs incurred in exploration and development are treated as part of the full cost pool, and all proceeds related to mineral properties, other than from oil and gas production, are deemed to be recoveries of the full cost pool. As discussed in Chapter 21, Reg. S-X Rule 4-10(c)(6)(iii)(A), as amended in 1984, provides there is generally no recognition by a full cost company of any gains from the sale or conveyance of properties to entities or activities in which the transferor has an interest. All proceeds are to be treated as recovery of cost in years beginning after December 15, 1983:

> (iii)(A) Except as provided in subparagraph (c)(6)(i), all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account.

The exception referred to above is for sale of properties that significantly alter the relation between capitalized costs and proved reserves. Prior to 1984, it was common for operators using the full cost method to segregate unproved mineral properties acquired for the purpose of resale or transfer to partnerships from the full cost pool. Segregated properties were treated as an inventory of assets held for resale and were excluded from the full cost pool in computing amortization and in applying the cost ceiling test. Since the properties were considered as inventory and reported as such in the balance sheet, gain or loss would be recognized on their resale or on their transfer to partnerships. Although the SEC previously recognized under certain circumstances this *two lines of business* concept, the change in rules eliminated the *inventory* concept for properties acquired in years beginning after December 15, 1983. Now all such properties are considered a part of the full cost pool and treated identically to properties acquired for exploration and drilling.

Reg. S-X Rule 4-10(c)(6)(iii)(A) generally prohibits recognition of income from a full cost company's sale or transfer of property related to partnerships, joint ventures, and other forms of drilling arrangements (e.g., carried interests, turnkey wells), except:

> ...to the extent of amounts that represent reimbursement of organization, offering, general and administrative expenses, etc., that are identifiable with the transaction, if such amounts are currently incurred and charged to expense.

Appendix 2 FASB Current Text Section Oi5 2-8
Oil and Gas Producing Activities (as of January 10, 2006)

a single property, such as a foreign lease or concession, covers so vast an area that only the portion of the property to which the proved reserves relate—determined on the basis of geological structural features or stratigraphic conditions—should be reclassified from unproved to proved. For a property whose impairment has been assessed individually in accordance with paragraph .119, the *net* carrying amount (acquisition cost minus valuation allowance) shall be reclassified to proved properties; for properties amortized by providing a valuation allowance on a group basis, the gross acquisition cost shall be reclassified. [FAS19, ¶29]

Amortization (Depletion) of Acquisition Costs of Proved Properties

.121 Capitalized acquisition costs of proved properties shall be amortized (depleted) by the unit-of-production method so that each unit produced is assigned a pro rata portion of the unamortized acquisition costs. Under the unit-of-production method, amortization (depletion) may be computed either on a property-by-property basis or on the basis of some reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a **reservoir** or field. If an enterprise has a relatively large number of royalty interests whose acquisition costs are not individually significant, they may be aggregated, for the purpose of computing amortization, without regard to commonality of geological structural features or stratigraphic conditions; if information is not available to estimate reserve quantities applicable to royalty interests owned (refer to paragraph .160), a method other than the unit-of-production method may be used to amortize their acquisition costs. The unit cost shall be computed on the basis of the total estimated units of **proved oil and gas reserves**. (Joint production of both oil and gas is discussed in paragraph .129.) Unit-of-production amortization rates shall be revised whenever there is an indication of the need for revision but at least once a year; those revisions shall be accounted for prospectively as changes in accounting estimates—[FAS19, ¶30]—refer to paragraphs .119 through .122 of Section A07. [FAS154, ¶C8(a)]

Accounting When Drilling of an Exploratory Well or an Exploratory-Type Stratigraphic Well Is Completed

.122 As specified in paragraph .110, the costs of drilling an exploratory well or an exploratory-type stratigraphic well are capitalized as part of the enterprise's uncompleted wells, equipment, and facilities pending the determination of whether the well has found proved reserves. If proved reserves are found, the capitalized costs of drilling the well shall be reclassified as part of the costs of the enterprise's wells and related equipment and facilities at that time. If proved reserves are not found, the capitalized costs of drilling the well shall be charged to expense. However, an exploratory well or an exploratory-type stratigraphic well may be determined to have found oil and gas reserves, but those reserves cannot be classified as proved when drilling is completed. In those cases, the capitalized drilling costs shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well[2aa] *and* the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project.[2ab] (Refer to paragraphs .123 through .125 for guidance on assessing whether an enterprise is making sufficient progress on assessing the reserves and the economic and operating viability of the project.) [FSP FAS 19-1, ¶9]

.122A If either of those criteria is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well or exploratory-type stratigraphic well shall be assumed to be impaired and its costs, net of any salvage value, shall be charged to expense. Further, an enterprise shall not continue to capitalize exploratory well costs on the chance that (a) current market conditions will change (for example, an increase in the market price of oil or gas), or (b)

2-9 FASB Current Text Section Oi5
Oil and Gas Producing Activities (as of January 10, 2006) Appendix 2

technology will be developed to make the development of the project economically and operationally viable. [FSP FAS 19-1, ¶9]

Progress on Assessing Reserves

.123 All relevant facts and circumstances shall be evaluated when determining whether an enterprise is making sufficient progress on assessing the reserves and the economic and operating viability of the project. The following are some indicators, among others, that an enterprise is making sufficient progress. No single indicator is determinative. An entity should evaluate indicators in conjunction with all other relevant facts and circumstances.

a. Commitment of project personnel who are at the appropriate levels and who have the appropriate skills

b. Costs are being incurred to assess the reserves and their potential development

c. An assessment process covering the economic, legal, political, and environmental aspects of the potential development is in progress

d. Existence (or active negotiations) of sales contracts with customers for the oil and gas

e. Existence (or active negotiations) of agreements with governments, lenders, and venture partners

f. Outstanding requests for proposals for development of any required facilities

g. Existence of firm plans, established timetables, or contractual commitments, which may include seismic testing and drilling of additional exploratory wells

h. Progress is being made on contractual arrangements that will permit future development

i. Identification of existing transportation and other infrastructure that is or will be available for the project (subject to negotiations for use).

[FSP FAS 19-1, ¶9]

.124 Long delays in the assessment or development plan (whether anticipated or unexpected) may raise doubts about whether the enterprise is making sufficient progress to continue the capitalization of exploratory well or exploratory-type stratigraphic well costs after the completion of drilling. The longer the assessment process for the reserves and the project, the more difficult it is to conclude that the enterprise is making sufficient progress to continue the capitalization of those exploratory well or exploratory-type stratigraphic well costs. [FSP FAS 19-1, ¶9]

.125 If an enterprise has not engaged in substantial activities to assess the reserves or the development of the project in a reasonable period of time after the drilling of the well is completed or activities have been suspended, any capitalized costs associated with that well shall be expensed net of any salvage value. After a reasonable period of time, the planning of future activities without engaging in substantial activities is not sufficient to continue the capitalization of exploratory well or exploratory-type stratigraphic well costs. However, brief interruptions in activities required to assess the reserves or the project, or other delays resulting from governmental or other third-party evaluation of a proposed project, do not require capitalized exploratory well or exploratory-type stratigraphic well costs to be expensed. [FSP FAS 19-1, ¶9]

Appendix 2 FASB Current Text Section Oi5
Oil and Gas Producing Activities (as of January 10, 2006) 2-10

Amortization and Depreciation of Capitalized Exploratory Drilling and Development Costs

.126 Capitalized costs of exploratory wells and exploratory-type stratigraphic test wells that have found proved reserves and capitalized development costs shall be amortized (depreciated) by the unit-of-production method so that each unit produced is assigned a pro rata portion of the unamortized costs. It may be more appropriate, in some cases, to depreciate natural gas cycling and processing plants by a method other than the unit-of-production method. Under the unit-of-production method, amortization (depreciation) may be computed either on a property-by-property basis or on the basis of some reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field. The unit cost shall be computed on the basis of the total estimated units of **proved developed reserves**, rather than on the basis of all proved reserves, which is the basis for amortizing acquisition costs of proved properties. If significant development costs (such as the cost of an offshore production platform) are incurred in connection with a planned group of development wells before all of the planned wells have been drilled, it will be necessary to exclude a portion of those development costs in determining the unit-of-production amortization rate until the additional development wells are drilled. Similarly, it will be necessary to exclude, in computing the amortization rate, those proved developed reserves that will be produced only after significant additional development costs are incurred, such as for improved recovery systems. However, in no case should future development costs be anticipated in computing the amortization rate. (Joint production of both oil and gas is discussed in paragraph .129.) Unit-of-production amortization rates shall be revised whenever there is an indication of the need for revision but at least once a year; those revisions shall be accounted for prospectively as changes in accounting estimates [FAS19, ¶35]—refer to paragraphs .119 through .122 of Section A07. [FAS154, ¶C8(b)]

Depreciation of Support Equipment and Facilities

.127 Depreciation of support equipment and facilities used in oil and gas producing activities shall be accounted for as exploration cost, development cost, or production cost, as appropriate (refer to paragraph .117). [FAS19, ¶36]

Dismantlement Costs and Salvage Values

.128 Obligations for dismantlement, restoration, and abandonment costs shall be accounted for in accordance with the provisions of Section A50, "Asset Retirement Obligations." Estimated residual salvage values shall be taken into account in determining amortization and depreciation rates. [FAS143, ¶23]

Amortization of Costs Relating to Oil and Gas Reserves Produced Jointly

.129 The unit-of-production method of amortization requires that the total number of units of oil or gas reserves in a property or group of properties be estimated and that the number of units produced in the current period be determined. Many properties contain both oil and gas reserves. In those cases, the oil and gas reserves and the oil and gas produced shall be converted to a common unit of measure on the basis of their approximate relative energy content (without considering their relative sales values). However, if the relative proportion of gas and oil extracted in the current period is expected to continue throughout the remaining productive life of the property, unit-of-production amortization may be computed on the basis of one of the two minerals only; similarly, if either oil or gas clearly dominates both the reserves and the current production (with dominance

2-13 FASB Current Text Section Oi5 Appendix 2
Oil and Gas Producing Activities (as of January 10, 2006)

the unit-of-production method as delivery takes place. The related reserve estimates and production data shall be reported as those of the purchaser of the production payment and not of the seller (refer to paragraphs .160 through .167).

b. An assignment of the operating interest in an unproved property with retention of a nonoperating interest in return for drilling, development, and operation by the assignee is a pooling of assets in a joint undertaking for which the assignor shall not recognize gain or loss. The assignor's cost of the original interest shall become the cost of the interest retained. The assignee shall account for all costs incurred as specified by paragraphs .106 through .132 and shall allocate none of those costs to the mineral interest acquired. If oil or gas is discovered, each party shall report its share of reserves and production (refer to paragraphs .160 through .167).

c. An assignment of a part of an operating interest in an unproved property in exchange for a "free well" with provision for joint ownership and operation is a pooling of assets in a joint undertaking by the parties. The assignor shall record no cost for the obligatory well; the assignee shall record no costs for the mineral interest acquired. All drilling, development, and operating costs incurred by either party shall be accounted for as provided in paragraphs .106 through .132. If the conveyance agreement requires the assignee to incur geological or geophysical expenditures instead of, or in addition to, a drilling obligation, those costs shall likewise be accounted for by the assignee as provided in paragraphs .106 through .132. If reserves are discovered, each party shall report its share of reserves and production (refer to paragraphs .160 through .167).

d. A part of an operating interest in an unproved property may be assigned to effect an arrangement called a *carried interest* whereby the assignee (the carrying party) agrees to defray all costs of drilling, developing, and operating the property and is entitled to all of the revenue from production from the property, excluding any third-party interest, until all of the assignee's costs have been recovered, after which the assignor will share in both costs and production. Such an arrangement represents a pooling of assets in a joint undertaking by the assignor and assignee. The carried party shall make no accounting for any costs and revenue until after recoupment (payout) of the carried costs by the carrying party. Subsequent to payout, the carried party shall account for its share of revenue, operating expenses, and (if the agreement provides for subsequent sharing of costs rather than a carried interest) subsequent development costs. During the payout period the carrying party shall record all costs, including those carried, as provided in paragraphs .106 through .132 and shall record all revenue from the property including that applicable to the recovery of costs carried. The carried party shall report as oil or gas reserves only its share of proved reserves estimated to remain after payout, and unit-of-production amortization of the carried party's property cost shall not commence prior to payout. Prior to payout, the carrying party's reserve estimates and production data shall include the quantities applicable to recoupment of the carried costs (refer to paragraphs .160 through .167).

e. A part of an operating interest owned may be exchanged for a part of an operating interest owned by another party. The purpose of such an

Appendix 2 FASB Current Text Section Oi5 2-14
Oil and Gas Producing Activities (as of January 10, 2006)

arrangement, commonly called a joint venture in the oil and gas industry, often is to avoid duplication of facilities, diversify risks, and achieve operating efficiencies. No gain or loss shall be recognized by either party at the time of the transaction. In some joint ventures which may or may not involve an exchange of interests, the parties may share different elements of costs in different proportions. In such an arrangement, a party may acquire an interest in a property or in wells and related equipment that is disproportionate to the share of costs borne by it. As in the case of a carried interest or a free well, each party shall account for its own cost under the provisions of this section. No gain shall be recognized for the acquisition of an interest in joint assets, the cost of which may have been paid in whole or in part by another party.

f. In a unitization, all the operating and nonoperating participants pool their assets in a producing area (normally a field) to form a single unit and in return receive an undivided interest (of the same type as previously held) in that unit. Unitizations generally are undertaken to obtain operating efficiencies and to enhance recovery of reserves, often through improved recovery operations. Participation in the unit is generally proportionate to the oil and gas reserves contributed by each. Because the properties may be in different stages of development at the time of unitization, some participants may pay cash and others may receive cash to equalize contributions of wells and related equipment and facilities with the ownership interests in reserves. In those circumstances, cash paid by a participant shall be recorded as an additional investment in wells and related equipment and facilities, and cash received by a participant shall be recorded as a recovery of cost. The cost of the assets contributed plus or minus cash paid or received is the cost of the participant's undivided interest in the assets of the unit. Each participant shall include its interest in reporting reserve estimates and production data (refer to paragraphs .160 through .167).

g. If the entire interest in an unproved property is sold for cash or cash equivalent, recognition of gain or loss depends on whether, in applying paragraph .119, impairment had been assessed for that property individually or by amortizing that property as part of a group. If impairment was assessed individually, gain or loss shall be recognized. For a property amortized by providing a valuation allowance on a group basis, neither gain nor loss shall be recognized when an unproved property is sold unless the sales price exceeds the original cost of the property, in which case gain shall be recognized in the amount of such excess.

h. If a part of the interest in an unproved property is sold, even though for cash or cash equivalent, substantial uncertainty usually exists as to recovery of the cost applicable to the interest retained. Consequently, the amount received shall be treated as a recovery of cost.[4] However, if the sales price exceeds the carrying amount of a property whose impairment has been assessed individually in accordance with paragraph .119, or exceeds the original cost of a property amortized by providing a valuation allowance on a group basis, gain shall be recognized in the amount of such excess.

i. The sale of an entire interest in a proved property that constitutes a separate amortization base is not one of the types of conveyances described in paragraph .135 or .136. The difference between the amount of sales proceeds and the unamortized cost shall be recognized as a gain or loss.

2-19 FASB Current Text Section Oi5 Appendix 2
Oil and Gas Producing Activities (as of January 10, 2006)

authorities as of the end of the year, and the net quantity of oil or gas received under the agreements during the year, shall be separately disclosed if the enterprise participates in the operation of the properties in which the oil or gas is located or otherwise serves as the "producer" of those reserves, as opposed, for example, to being an independent purchaser, broker, dealer, or importer. [FAS69, ¶13]

.164 In determining the reserve quantities to be disclosed in conformity with paragraphs .160 through .163:

a. If the enterprise issues consolidated financial statements, 100 percent of the net reserve quantities attributable to the parent company and 100 percent of the net reserve quantities attributable to its consolidated subsidiaries (whether or not wholly owned) shall be included. If a significant portion of those reserve quantities at the end of the year is attributable to a consolidated subsidiary(ies) in which there is a significant minority interest, that fact and the approximate portion shall be disclosed.

c. If the enterprise's financial statements include investments that are accounted for by the equity method, the investees' net oil and gas reserve quantities shall *not* be included in the disclosures of the enterprise's reserve quantities. However, the enterprise's (investor's) share of the investees' net oil and gas reserve quantities shall be separately disclosed as of the end of the year.

[FAS69, ¶14]

.165 In reporting reserve quantities and changes in them, oil reserves and natural gas liquids reserves shall be stated in barrels, and gas reserves in cubic feet. [FAS69, ¶15]

.166 If important economic factors or significant uncertainties affect particular components of an enterprise's proved reserves, explanation shall be provided. Examples include unusually high expected development or lifting costs, the necessity to build a major pipeline or other major facilities before production of the reserves can begin, and contractual obligations to produce and sell a significant portion of reserves at prices that are substantially below those at which the oil or gas could otherwise be sold in the absence of the contractual obligation. [FAS69, ¶16]

.167 If a government restricts the disclosure of estimated reserves for properties under its authority, or of amounts under long-term supply, purchase, or similar agreements or contracts, or if the government requires the disclosure of reserves other than proved, the enterprise shall indicate that the disclosed reserve estimates or amounts do not include figures for the named country or that reserve estimates include reserves other than proved. [FAS69, ¶17]

Disclosure of Capitalized Costs Relating to Oil and Gas Producing Activities

.168 The aggregate capitalized costs relating to an enterprise's oil and gas producing activities (refer to paragraph .103) and the aggregate related accumulated depreciation, depletion, amortization, and valuation allowances shall be disclosed as of the end of the year. Section D40, "Depreciation," paragraph .105, requires disclosure of "balances of major classes of depreciable assets, by nature or function." Thus, separate disclosure of capitalized costs for asset categories (a) through (d) in paragraph .103 or for a combination of those categories often may be appropriate. [FAS69, ¶18]

G-6 Glossary

CORE—Cylindrical sample of rock taken from a formation during drilling for purposes of determining the formation's permeability, porosity, hydrocarbon saturation, and other characteristics of petroleum productivity.

CORE ANALYSIS—Study of the CORE in a laboratory to determine the following properties of the formation from which the core was taken: porosity, permeability, fluid content, angle of dip, geological age, lithology, and probable productivity.

COST CEILING—Limit placed on the carrying value of oil and gas property in a cost center pursuant to FASB standards or SEC rules.

CROSS-SECTION MAPPING*—Maps of cross-section of underground formations.

CRUDE OIL—Liquid petroleum as it comes out of the ground, as distinguished from oil which has been processed in a refinery. Crude oil is also referred to as, simply, crude. It varies radically in its properties, including specific gravity and viscosity. Depending on the chemical nature of its chief constituents, crude oil is classified as paraffin base, asphaltic base, or mixed base.

CYCLING—Primary recovery method by which condensate is recovered from gas produced from a condensate gas reservoir. The residue gas is compressed and returned to the reservoir from which it was originally produced. The return of the residue gas serves to maintain the reservoir pressure so that the condensate remains in a gaseous state in the reservoir. If reservoir pressure drops low enough for the condensate to liquefy in the reservoir, substantially less condensate may be recovered.

DAILY DRILLING REPORT*—Twenty-four hour on-site report indicating all important events which occurred in drilling a well.

DAMAGE PAYMENTS—Payments made to the surface landowner by the oil or gas operator for damages to the land, growing crops, streams, or other assets of the landowner.

DAY RATE CONTRACT—Agreement between a drilling rig contractor and an operator wherein an agreed upon amount of money per day will be paid to the drilling contractor until a well is drilled to an agreed upon depth.

DEAD MAN*—Buried anchor to which guy wires are tied to steady the derrick, boiler stacks, or other equipment.

DECLINE CURVE—Graph of oil and/or gas production plotted over a period of time. Used to extrapolate the expected future production of a well for estimating proved reserves.

DEFERRED BONUS—Lease bonus payable in installments over a period of years. A deferred bonus is distinguishable from a delay rental in that a deferred bonus payment is due even if the lease is dropped, whereas a delay rental is not.

DEHYDRATION—Process of removing water content from a gas stream to reduce the formation of hydrates (solid, crystalline compounds of water [90%] and hydrocarbons [10%] that can disrupt natural gas movement). Usually performed at the well site by use of a dehydrator which may treat commingled gas from several wells.

DELAY RENTAL—Amounts paid to a lessor (subsequent to the payment of any bonus) for the privilege of deferring the commencement of a well or of commercial production on the lease. Normally, rentals are paid prospectively on an annual basis.

DELINEATION WELL—See FIELD EXPLORATORY WELL.

DELIVERY—Flow of gas or oil through a meter.

DELIVERY PRESSURE*—Pressure of the gas from a well to be delivered into a pipeline. This amount is set out in the sales contract and stated in terms of PSI.